UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 10, 2018

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM Airlines Group reports preliminary monthly statistics for December 2017

Santiago, Chile, January 10, 2018– LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) (NYSE: LTM / IPSA: LTM), the leading airline group in Latin America, today reported its preliminary monthly traffic statistics for December 2017 compared to December 2016.

System passenger traffic increased by 1.4%, while capacity rose 0.9%. As a result, the Company’s load factor for the month increased 0.4 points to 84.0%. International passenger traffic accounted for approximately 56% of the month’s total passenger traffic.

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

	December			Full Year
	2017	2016	% Change	2017	2016	% Change
LATAM AIRLINES PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (millions)
SYSTEM	10,032	9,895	1.4%	115,693	113,627	1.8%
DOMESTIC SSC (1)	1,680	1,697	-1.0%	19,408	19,294	0.6%
DOMESTIC BRAZIL (2)	2,751	2,690	2.3%	29,941	30,941	-3.2%
INTERNATIONAL (3)	5,601	5,508	1.7%	66,344	63,393	4.7%

AVAILABLE SEAT KILOMETERS (millions)
SYSTEM	11,940	11,829	0.9%	136,398	134,968	1.1%
DOMESTIC SSC (1)	2,103	2,120	-0.8%	23,821	23,847	-0.1%
DOMESTIC BRAZIL (2)	3,233	3,213	0.6%	36,211	37,579	-3.6%
INTERNATIONAL (3)	6,605	6,495	1.7%	76,366	73,542	3.8%

PASSENGER LOAD FACTOR
SYSTEM	84.0%	83.6%	0.4 pp	84.8%	84.2%	0.6 pp
DOMESTIC SSC (1)	79.9%	80.0%	-0.2 pp	81.5%	80.9%	0.6 pp
DOMESTIC BRAZIL (2)	85.1%	83.7%	1.4 pp	82.7%	82.3%	0.3 pp
INTERNATIONAL (3)	84.8%	84.8%	0.0 pp	86.9%	86.2%	0.7 pp

PASSENGERS BOARDED (thousands)
SYSTEM	5,880	5,771	1.9%	67,146	66,960	0.3%
DOMESTIC SSC (1)	1,949	1,936	0.6%	22,775	22,829	-0.2%
DOMESTIC BRAZIL (2)	2,582	2,524	2.3%	28,314	29,024	-2.4%
INTERNATIONAL (3)	1,349	1,312	2.9%	16,057	15,107	6.3%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (millions)
SYSTEM	327	321	1.8%	3,421	3,466	-1.3%

AVAILABLE TON KILOMETERS (Cargo) (millions)
SYSTEM	553	573	-3.5%	6,230	6,704	-7.1%

CARGO LOAD FACTOR
SYSTEM	59.1%	56.0%	3.1 pp	54.9%	51.7%	3.2 pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to around 140 destinations in 25 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania and Africa.

The company is employing over 42,000 people worldwide, operating more than 1,300 flights per day and transporting 67 million passengers per year.

LATAM Airlines Group has one of the youngest and most modern fleets in the world.  Its 317 aircraft average an age of approximately seven years and feature the latest variants, including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group (formerly LAN Airlines) comprises subsidiaries in Peru, Argentina, Colombia and Ecuador as well as LATAM CARGO and its subsidiaries; in addition to TAM S.A and its subsidiaries, TAM Linhas Aéreas S.A. (LATAM Airlines Brasil) and its business units TAM Transportes Aéreos Del Mercosur S.A. (LATAM Airlines Paraguay) and Multiplus S.A.

LATAM is the brand adopted by LATAM Airlines Group member airlines, and is being rolled-out in its products and services as part of a gradual integration plan.

LATAM Airlines Group is the only airlines group in Latin America and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index.  In 2017, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the fourth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange, and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Argentina, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2018	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsin
	Name:	Ramiro Alfonsin
	Title:	CFO at LATAM Airlines Group.